UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE:

1.	APPOINTMENT OF DIRECTOR

To fill the vacancy left on the Board of Directors by Mr. Guthrie J. Stewart on December 31, 2015, the Board of Directors appointed Mr. Louis L. Roquet as director of the Company effective May 11, 2016. Mr. Roquet will also serve as a member of the Executive Committee, Audit Committee and Compensation Committee. Mr. Roquet is considered by the Board of Directors an independent director in accordance with the NYSE MKT Company Guide. Mr. Roquet was previously a member of the Company’s Board of Directors until July 2014 when he could not stand for re-election subsequent to his appointment as Chairman of Investissement Québec. He served as Chairman of Investissement Québec until May 2, 2016. From January 2012 to April 2014, Mr. Roquet served as Managing Director of Cevital Spa, a large Algerian manufacturer of food products. From January 2010 to January 2012, he has served as General Manager of the City of Montréal. From April 2004 to October 2009, Mr. Roquet served as President and Chief Operating Officer of Desjardins Venture Capital and was responsible for managing Desjardins’ venture capital funds together with those of Capital Regional and Cooperatif Desjardins, a publicly-traded company established in 2001 with an authorized capitalization of $1.0 billion. From 2002 to 2004, Mr. Roquet served as President and General Manager of Société des alcools du Québec (“SAQ”), Québec’s Liquor Board. Prior to 2002, he held the title of President and Chief Executive Officer of Investissement Québec, Secretary General of the City of Montréal and General Manager of Montréal Urban Community. He also serves as a director of numerous non-profit organizations.

2.	RESIGNATION OF OFFICER

Birks Group Inc. (the “Company”) accepted the resignation of Ms. Merritt Mayher, who resigned from her position as Vice President, Merchandising and Merchandise Planning for personal reasons, effective May 27, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: May 17, 2016		Vice President, Legal Affairs and Corporate Secretary

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